Exhibit 99.4

Allen Overy Shearman Sterling LLP
ProQR Therapeutics N.V./akte STW partieel SR/AB/0117407-0000002
[•]
Akte van statutenwijziging

AKTE VAN STATUTENWIJZIGING

(ProQR Therapeutics N.V.)

Op [•] tweeduizend zesentwintig is voor mij, mr. Sophie Clare Roozendaal, notaris te Amsterdam, verschenen:

[•].

De comparant heeft het volgende verklaard:

Tijdens de algemene vergadering van aandeelhouders van na te noemen vennootschap, is besloten de statuten van ProQR Therapeutics N.V., een naamloze vennootschap, gevestigd te Leiden, kantoorhoudende te Zernikedreef 9, 2333 CK Leiden en ingeschreven in het handelsregister onder nummer 54600790 (de vennootschap) partieel te wijzigen, alsmede om de comparant te machtigen deze akte te doen passeren. Van deze besluitvorming blijkt uit een exemplaar van de notulen van de hiervoor bedoelde vergadering dat aan deze akte is gehecht (Bijlage).

De statuten van de vennootschap zijn laatstelijk gewijzigd bij akte verleden voor mr. S.C. Roozendaal, notaris te Amsterdam, op drieëntwintig mei tweeduizend vierentwintig.

Ter uitvoering van voormeld besluit tot statutenwijziging worden de statuten van de vennootschap hierbij gewijzigd als volgt.

Wijziging.

Artikelen 4.1 en 4.2 worden gewijzigd en luiden voortaan als volgt:

“4.1	Het maatschappelijk kapitaal van de Vennootschap bedraagt eenentwintig miljoen zeshonderd duizend euro (EUR 21.600,000).

4.2	Het maatschappelijk kapitaal is verdeeld in:

a.	tweehonderd zeventig miljoen (270.000.000) gewone aandelen; en

b.	tweehonderd zeventig miljoen (270.000.000) preferente aandelen, elk met een nominale waarde van vier eurocent (EUR 0,04).”

Slot.

De comparant is mij, notaris, bekend.

Waarvan akte, verleden te Amsterdam op de datum in het hoofd van deze akte vermeld. Alvorens tot voorlezing is overgegaan, is de inhoud van deze akte zakelijk aan de comparant opgegeven en toegelicht. De comparant heeft daarna verklaard van de inhoud van deze akte te hebben kennisgenomen, daarmee in te stemmen en op volledige voorlezing daarvan geen prijs te stellen. Onmiddellijk na beperkte voorlezing van deze akte is zij door de comparant en mij, notaris, ondertekend.

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